ILLINOIS CENTRAL CORPORATION
                           DECLARES 3-FOR-2 STOCK SPLIT


     CHICAGO -- January 25, 1996 -- (NYSE:IC) The Board of Directors of Illinois Central today declared a 3-for-2 stock split on its common stock.

     The 3-for-2 stock split will be in the form of a stock dividend of the company's common stock to holders of records as of the close of business February 14, 1996. New certificates will be issued by March 14, 1996. Fractional shares will be settled in cash based on the average of the high and low prices of the common stock on the New York Stock Exchange on February 14, 1996. The stock split will increase the shares outstanding from the December 31, 1995 level of approximately 41 million to approximately 62 million shares.

     The Company said that the Board intends to continue its current policy of quarterly dividends. The quarterly dividend rate will be appropriately adjusted with the next dividend declaration.

     The Board also set the annual stockholders meeting to be held in Chicago, IL, on May 8, 1996, for stockholders of record as of March 8, 1996.

     Illinois Central Corporation's principal subsidiary, Illinois Central Railroad Company operates a 2,700-mile freight railroad between Chicago and the Gulf of Mexico.

     CONTACT:  Ann G. Thoma, Corporate Relations, 312-755-7591